UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                              The Energy Group PLC
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Ordinary Shares of 10p Each
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   292691 10 2
             -------------------------------------------------------
                                 (CUSIP Number)


                               Richard T. O'Brien
                                   PacifiCorp
                      Port of Portland Building, Suite 1600
                                700 NE Multnomah
                             Portland, Oregon 97232
                                 (503) 731-2000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                  March 2, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Check the following box if a fee is being paid with the statement. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                                          1 of 6

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 292691 10 2                                          Page 2 of 6 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp
      93-0246090
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      AF, BK
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      Oregon
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF               45,987,079
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               45,987,079
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      45,987,079
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------


                                                                          2 of 6

                                  SCHEDULE 13D
                                  ------------

CUSIP No. 292691 10 2                                          Page 3 of 6 Pages

 1)   NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      PacifiCorp Acquisitions
      98-0173776
      --------------------------------------------------------------------------

 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)   [   ]
                                                                 (b)   [   ]

 3)   SEC USE ONLY _____________________________________________________________


 4)   SOURCE OF FUNDS

      AF, BK
      --------------------------------------------------------------------------

 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEMS 2(d) or 2(e)                                   [   ]

 6)   CITIZENSHIP OR PLACE OF ORGANIZATION

      England and Wales
      --------------------------------------------------------------------------

                          7)  SOLE VOTING POWER

      NUMBER OF               45,987,079
                              --------------------------------------------------
      SHARES
                          8)  SHARED VOTING POWER
      BENEFICIALLY

      OWNED BY                --------------------------------------------------

      EACH                9)  SOLE DISPOSITIVE POWER

      REPORTING               45,987,079
                              --------------------------------------------------
      PERSON
                         10)  SHARED DISPOSITIVE POWER
      WITH

                              --------------------------------------------------

11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      45,987,079
      --------------------------------------------------------------------------

12)   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*                                                          [   ]


      --------------------------------------------------------------------------

13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      8.8%
      --------------------------------------------------------------------------

14)   TYPE OF REPORTING PERSON*

      CO
      --------------------------------------------------------------------------

                                                                          3 of 6

Item 1. Security and Issuer

        This Statement relates to Ordinary Shares of 10p each (the "Energy Group Shares"), of The Energy Group PLC, a corporation organized under the laws of England and Wales ("TEG"). TEG's principal executive offices are located at 117 Piccadilly, London W1V 9FJ, England.

Item 2. Identity and Background

        This Statement is filed by PacifiCorp, a corporation organized under the laws of Oregon, and PacifiCorp Acquisitions, a corporation organized under the laws of England and Wales and an indirect wholly-owned subsidiary of PacifiCorp, each of whose business address is Port of Portland Building, Suite 1600, 700 NE Multnomah, Portland, Oregon 97232. PacifiCorp's principal business is retailing energy to customers in the United States and Australia. It is the largest investor-owned bulk power marketer in the western United States and is an active electricity and gas marketer in the eastern United States. PacifiCorp Acquisitions was formed for the purpose of making the offer to purchase all outstanding Energy Group Shares and American Depository Shares ("Energy Group ADSs"), each representing four Energy Group Shares and evidenced by American Depository Receipts, as set forth in the offer to purchase dated February 6, 1998 (the "Offer to Purchase"). During the past five years, neither PacifiCorp nor PacifiCorp Acquisitions has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and neither has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        Set forth under the caption "Directors and Executive Officers of PacifiCorp Acquisitions and PacifiCorp" in Appendix IV to the Offer to Purchase, which is included as Exhibit 7.1 hereto and incorporated herein by reference, are the names, principal occupations and business addresses of the executive officers and directors of PacifiCorp and PacifiCorp Acquisitions. Each executive officer and director is a citizen of the United States of America. During the past five years, none of the executive officers or directors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

        PacifiCorp Acquisitions paid 820 pence per Energy Group Share for a total aggregate amount of (pound)377,094,047.80. These funds were obtained from the existing cash balances of PacifiCorp Group Holdings Company, a wholly-owned subsidiary of PacifiCorp and an indirect parent of PacifiCorp Acquisitions.

Item 4. Purpose of Transaction

        The purpose of the acquisition of the Energy Group Shares was to facilitate PacifiCorp Acquisitions' offer to purchase all outstanding Energy Group Shares and Energy Group ADSs as described in the Offer to Purchase, which is attached hereto as Exhibit 7.1 and incorporated herein by reference. Certain plans or proposals of PacifiCorp Acquisitions are described under the captions "Financing Arrangements", "Compulsory acquisition", "Certain consequences of the Offer" and "Legal and regulatory matters" in Appendix V of the Offer to Purchase and are incorporated herein by reference.


                                                                          4 of 6

Item 5. Interest in Securities of the Issuer

        (a) - (c) On March 2, 1998, PacifiCorp Acquisitions acquired 45,987,079 Energy Group Shares at 820 pence per share, representing approximately 8.8 percent of the outstanding share capital of TEG. PacifiCorp Acquisitions has the sole power to direct the vote or disposition of the Energy Group Shares subject to the control of its ultimate parent company, PacifiCorp.

        (d) Not applicable.

        (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        The information set forth under the captions "Rule 10b-13 Exemption" on page 2 of the Offer to Purchase, "Recommendation of the Offer" in the Letter from the Chairman of TEG contained in the Offer to Purchase as well as the information set forth under the captions "Irrevocable undertakings", "Background to the Offer", "Shareholdings and dealings", "Stock Exchange quotations, market price data and principal purchases" and "Legal and regulatory matters--US antitrust laws" in Appendix V to the Offer to Purchase is incorporated herein by reference. Except as set forth under those captions, neither PacifiCorp nor PacifiCorp Acquisitions, nor to the best knowledge of PacifiCorp or PacifiCorp Acquisitions, any of the persons listed under the caption "Directors and Executive Officers of PacifiCorp Acquisitions and PacifiCorp" in Appendix IV to the Offer to Purchase, has any contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any Energy Group Securities (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss, or the giving or withholding of proxies).

Item 7. Material to be Filed as Exhibits

        The following documents are filed as exhibits:

        7.1  Offer to Purchase dated February 6, 1998.


                                                                          5 of 6

                                    Signature

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date: March 12, 1998           PACIFICORP



                                       By: W.E. PERESSINI
                                           -------------------------------------
                                           W.E. Peressini
                                           Vice President and
                                           Treasurer


                                       PACIFICORP ACQUISITIONS



                                       By: W.E. PERESSINI
                                           -------------------------------------
                                           W.E. Peressini
                                           Deputy Chief Finance Officer


                                                                          6 of 6

                                  EXHIBIT INDEX

                                                                     Sequential
Exhibit No.                      Description                          Page No.
-----------                      -----------                         ----------

   7.1               Offer to Purchase dated February 6, 1998.